UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza,	300 East Lombard Street
40-44 rue Washington	Suite 1710
75008 Paris	Baltimore, MD 21202
France	United States
(Head Office)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated April 28, 2021, announcing its financial results for the first quarter ended March 30, 2021.

Attached hereto as Exhibit 99.2 is a copy of a presentation of the Company, dated April 28, 2021, summarizing its financial results for the first quarter ended March 30, 2021.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on April 28, 2021.

99.2	Presentation posted by Constellium SE on April 28, 2021.

The information contained in Exhibit 99.1 of this Form 6-K (except for the second paragraph containing certain quotes by the Chief Executive Officer, and the section titled “Outlook”), is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission. Exhibit 99.2 is not incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

April 28, 2021	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer